Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE FIRST QUARTER OF FISCAL 2011 (Three Month Period Ended October 31, 2010)

The following information should be read in conjunction with Helix BioPharma Corp.’s (the “Company” or “Helix”) unaudited interim consolidated financial statements and note disclosure for the three-month period ended October 31, 2010, which has been prepared in accordance with Canadian generally accepted accounting principles. In addition, this information should also be read in conjunction with the Company’s consolidated financial statements and related note disclosure and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended July 31, 2010, which have also been prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian currency unless otherwise noted.

Additional information relating to the Company, including our Annual Information Form in the form of a Form 20-F for the Company’s fiscal year ended July 31, 2010, is available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov.

FORWARD-LOOKING STATEMENTS AND INFORMATION

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of U.S. and Canadian securities laws. Forward-looking statements are statements and information that are not historical facts but instead include financial projections and estimates; statements regarding plans, goals, objectives, intentions and expectations with respect to the Company’s future business, operations, research and development; and other information in future periods. Forward-looking statements include, without limitation, statements concerning (i) the Company’s planned development programs for Topical Interferon Alpha-2b and L-DOS47, including but not limited to, the Company’s focus on its two drug candidates, L-DOS47 and Topical Interferon Alpha-2b, its planned future U.S. Phase I and Polish Phase I/II clinical trials for L-DOS47 and its expected timing of filing its U.S. investigational new drug submission (“IND”) and European clinical trial application (“CTA”) for such trials, its planned future U.S. Phase II/III and European Phase III clinical trials for Topical Interferon Alpha-2b (low-grade cervical lesions), including seeking strategic partner support for such trials and its planned additional IND information filing, indications and therapeutic and market opportunities for the two drug candidates, the nature, design and timing of future clinical trials and commercialization plans; (ii) future expenditures and sufficiency of the Company’s cash reserves and expected cash flow from operations; (iii) future financing requirements, the seeking of additional funding and anticipated future revenue and operating losses; (v) the expected transfer of worldwide Klean-Prep® rights to Helsinn, excluding Canada, and (vi) accounting policies for future application. Forward-looking statements can be identified by the use of forward-looking terminology such as “expects”, “plans”, “designed to”, “potential”, “is developing”, “believe”, “intends”, “continues”, “opportunities”, “anticipated”, “2011”, “next”, “ongoing”, “pursue”, “to seek”, “objective”, “estimate”, “future”, “considering”, or the negative thereof or any other variations thereon or comparable terminology referring to future events or results, or that events or conditions “will”, “may”, “could”, “would”, or “should” occur or be achieved, or comparable terminology referring to future events or results.

Forward-looking statements are statements about the future and are inherently uncertain, and are necessarily based upon a number of estimates and assumptions that are also uncertain. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Forward-looking statements, including financial outlooks, are intended to provide information about management’s current plans and expectations regarding future operations, including without limitation, future financing requirements, and may not be appropriate for other purposes. Certain material factors, estimates or assumptions are applied in making forward-looking statements, including, but not limited to, the safety and efficacy of our drug product candidates; GMP manufacturing and other activities leading up to our planned IND and CTA filings for L-DOS47 and our planned CTA filings and additional IND information filings for Topical Interferon Alpha-2b; the timely provision of services or other performance of contracts by third parties; future revenue and costs, and receipt of required regulatory approvals, necessary financing and strategic partner support.

The Company’s actual results could differ materially from those anticipated in the forward-looking statements contained in this MD&A as a result of numerous known and unknown risks and uncertainties, including those referred to later in this MD&A under the heading “Risks and Uncertainties”, and elsewhere in this MD&A, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Certain of these risks and uncertainties, and others affecting the Company, are more fully described in the Company’s latest Form 20-F and other reports filed with the Canadian Securities Regulatory Authorities from time to time at www.sedar.com, and with the U.S. Securities and Exchange Commission (see www.sec.gov). Forward-looking statements are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement should those beliefs, assumptions, opinions or expectations, or other circumstances change, except as required by law.

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OVERVIEW

Helix BioPharma Corp. is a Canadian biopharmaceutical company focused on cancer therapy. The Company is actively developing products for the treatment and prevention of cancer based on its proprietary technologies. Helix’s product development initiatives include its L-DOS47 and Topical Interferon Alpha-2b new drug candidates. Our research and development activities are currently being financed primarily by the issuance of our common shares. Ongoing revenue consists of (i) product revenue including the distribution in Canada of Klean-Prep™1, Orthovisc®1 and Monovisc™1 and (ii) royalty payments from Helsinn-Birex Pharmaceuticals Limited (“Helsinn”) relating to its license of the Company’s Klean-Prep™ technology. The Company commenced distribution of Monovisc™ in the first quarter of fiscal 2010.

As the majority of the Company’s resources are focused on two emerging drug products in the development stage, the Company expects to incur additional losses for the foreseeable future and will require additional financial resources. The continuation of the Company’s research and development activities and the commercialization of its products are dependent upon the Company’s ability to successfully complete its research and development programs, protect its intellectual property, obtain strategic partner support and finance its cash requirements on an ongoing basis. The Company’s current capital resources are insufficient to execute all of its planned clinical trials, consisting of the proposed U.S. Phase I and Polish Phase I/II clinical studies for L-DOS47 and the proposed U.S. Phase II/III and European Phase III clinical trials for Topical Interferon Alpha-2b (low-grade cervical lesions), referred to below. The Company plans to prioritize its current capital resources to initiating the proposed U.S. Phase I and Polish Phase I/II clinical studies for L-DOS47 assuming regulatory approvals to do so are obtained, however, it is still in the process of gathering the required third-party service provider costing proposals to execute the studies and has not yet committed any funds for this purpose. Also, we will require additional capital in order to see both trials through to completion. If the amount of capital raised is insufficient to fund all of the Company’s research and development initiatives, management will be required to delay or discontinue one or more of its product development programs. It is not possible to predict the outcome of future research and development activities or the financing thereof. See Liquidity and Capital Resources below.

Discussed below is a summary of the current research and development stage of each of L-DOS47 and Topical Interferon Alpha-2b, and the next steps the Company currently plans to undertake for each drug candidate. Please see the Company’s recently filed fiscal 2010 Form 20-F at www.sedar.com and at www.sec.gov for a further discussion of these drug candidates. As both drug candidates are in the early stages of development and their continued development will depend on successfully reaching a number of milestones over the next several years, it is not possible at this time to estimate costs and timing to commercial production and distribution or whether commercial production and distribution will occur at all.

The Company expects that its growth and future prospects will be largely dependent on the success of one or both of its drug candidates, L-DOS47 and Topical Interferon Alpha-2b. The Company is more focused on their development and is channeling substantially more of its resources toward these candidates than it is on expanding its current revenue-generating activities. Nonetheless, we plan to continue such activities and to expand them as opportunities to do so arise.

DOS47 – A broad anti-cancer therapeutic candidate
DOS47 was conceived to offer a novel approach to cancer therapy by leveraging a natural process in the body called the urea cycle, to produce an anti-cancer effect. DOS47 is based upon a naturally occurring enzyme called urease that essentially reverses the urea cycle by breaking down urea into metabolites that include ammonia and hydroxyl ions. By doing so at the site of cancerous tissues in the body, DOS47 is believed to modify the microenvironmental conditions of cancerous cells in a manner that leads to their death.

Among these theorized effects, DOS47 is believed to stimulate an increase in the pH of the microenvironment surrounding the cancerous cells, effectively reversing the acidic extra-cellular conditions that are known to be necessary for cancer cell survival. The local production of ammonia at the site of cancerous tissues is thought to readily diffuse into the cancer cells to exert a potent cytotoxic effect by interfering with their critical metabolic functions. In addition, the enzymatic action of urease at the site of cancerous cells is believed to be repetitive and sustainable due to the plentiful supply of urea that is furnished by the body. Urease is isolated by Helix’s contract manufacturer, BioVectra Inc. (“Biovectra”), from a naturally occurring plant, jack beans.

[1] Klean-Prep® is a registered trademark in Canada of Helix BioPharma Corp. Orthovisc® and Monovisc™ are trademarks of Anika Therapeutics, Inc.

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The Company has been awarded two DOS47-related patents from the U.S. patent office, both of which will expire in 2024. The Company has also been awarded 9 patents internationally. The issued patents cover the use of targeted DOS47-based therapeutics alone and combined with certain weakly basic chemotherapeutic drugs in adjunct treatment applications. Helix intends to pursue the development of DOS47 both as a monotherapy and as an adjunct therapy in combination with certain chemotherapeutics and/or chemoradiation regimens, with a view to maximizing its DOS47 commercialization potential.

Helix continues to explore opportunities to expand its product pipeline with new DOS47-based therapeutics pending the identification of further tumor targeting agents, such as the non-small cell lung cancer-specific antibody component of L-DOS47. The Company is exploring antibodies that target tumor vasculature and antigens that might be important for prancreatic cancer. The Company has prepared laboratory-scale DOS47 immunoconjugate product candidates and is currently conducting in vitro and pilot animal efficacy research studies with these product candidates. The Company has not yet initiated formal preclinical investigations with these new DOS47 immunoconjugate product candidates, pending the outcome of its ongoing research studies and the need for further capital before doing so.

L-DOS47
L-DOS47 is the first targeted therapeutic immunoconjugate under development based upon Helix’s DOS47 technology. Helix’s L-DOS47 is a new drug in development that is intended to offer an innovative approach to the first-line treatment of inoperable, locally advanced, recurrent or metastatic non-small cell lung cancer (“NSCLC”).

L-DOS47 is designed to act in a targeted manner, affecting NSCLC cells and predominantly those of the adenocarcinoma type, preferentially over any other cells in the body. In order to do this, the L-DOS47 drug molecule includes a highly specialized camelid-derived single domain antibody, designed to identify a unique CEACAM6 antigenic site predominantly associated with NSCLC cells. In 2005, Helix entered into a worldwide exclusive license with Canada’s National Research Council (“NRC”), through which it obtained the rights to combine this antibody with Helix’s DOS47 technology. Helix has certain royalty and milestone payment obligations pursuant to the license agreement. A more detailed description of this agreement can be found in the Company’s fiscal 2010 Form 20-F. A patent application in respect of the antibody has been filed in Canada, the United States and other countries.

Helix continues to carry out its preparations for filing an IND with the U.S. Food and Drug Administration (“FDA”) for a U.S. Phase I clinical study, and a CTA with the Polish regulatory authorities for a parallel Phase I/II clinical study to be conducted in Poland. The U.S. Phase I study is expected to be primarily a safety study in patients with refractory solid tumours. The Polish Phase I/II study, by comparison, is expected to be a more sophisticated, multi-arm safety and preliminary efficacy study in patients with stage III/IV NSCLC. Both studies will be of an open-label design, providing for periodic updates on recruitment status through the course of the studies. In the case of the Phase I/II study, Helix plans to study the effects of L-DOS47 alone as a monotherapy, as well as in adjunct/combination regimens with common chemotherapy (i.e., vinorelbine with or without cisplatin) and common radiation therapy. We had previously stated that we had intended to also study the effects of L-DOS47 in combination with chemoradiation therapy (radiation therapy with cisplatin) but have now decided to study the effects of radiation solely with L-DOS47. These two studies are intended to demonstrate valuable safety and proof-of-concept efficacy data for L-DOS47, if successful, across a range of potential therapeutic applications for potential future expanded clinical testing. Helix believes that L-DOS47 may also prove to have utility in neoadjuvant and/or adjuvant therapeutic applications; however, no such clinical testing is planned currently.

In anticipation of IND/CTA filing, Helix’s GMP clinical batch of L-DOS47 has completed initial quality testing and is continuing to undergo required stability testing. As announced in its news release dated October 12, 2010, Helix has also completed its definitive, GLP, rodent and primate, repeat-dose toxicology studies, which confirmed the good animal safety profile previously demonstrated in its preliminary non-GLP toxicology studies. As well, under the terms of pre-study agreements with contract research organizations and other study support providers Helix identified as candidate service providers to carry out the planned U.S. and Polish studies, the Company continues to develop the necessary clinical study designs and supportive documentation for its planned IND/CTA filings. The Company had most recently expected its U.S. Phase I and Polish Phase I/II IND/CTA filings to occur in the mid-to-late part of its first quarter of fiscal 2011. Due to the slight delay in completing its definitive GLP toxicology studies, Helix now expects these IND/CTA submissions to be made in its second, rather than its first, quarter of fiscal 2011. Achieving this timeline assumes the Company’s remaining activities described above prior to IND/CTA filings are completed successfully and in a timely fashion. Assuming IND/CTA approvals are obtained, the Company plans to prioritize its current capital resources to initiating the proposed U.S. Phase I and Polish Phase I/II clinical studies for L-DOS47, however, it is still in the process of gathering the required third-party service provider costing proposals to execute the studies and has not yet committed any funds for this purpose. Also, we will require additional capital in order to see both trials through to completion. Regulatory approval or raising sufficient capital is not assured. Thereafter, while the Company does not have an estimated timeline for the completion of the two studies, based on its current planned schedule, which include estimates of patient availability and recruitment pace in the respective jurisdictions, it estimates that its U.S. Phase I study will have a duration of not less than 12 months and its Polish study a duration of not less than 18 months, followed by analysis and reporting of the trial results in each case.

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Helix’s objective for the commercialization of L-DOS47 is to enter into a strategic alliance with an appropriate pharmaceutical company at some point in the future. Helix plans to endeavor to generate value-adding Phase I/II “proof-of-concept” clinical findings, as described above, demonstrating the safety and efficacy of L-DOS47 in patients to strengthen potential strategic alliance deal terms.

Topical Interferon Alpha-2b
Helix is developing Topical Interferon Alpha-2b for the treatment of certain skin/mucosal lesions caused by Human Papilloma Virus (“HPV”) infections. HPV is one of the most common sexually transmitted infections and is linked to a variety of cancers.

Helix’s Topical Interferon Alpha-2b formulation incorporates the Company’s patented Biphasix™ technology. The BiphasixTM technology is designed to facilitate the delivery of macromolecules such as interferon alpha-2b across the surface of skin/mucosal tissues. Topical Interferon Alpha-2b is designed to deliver interferon alpha-2b therapy to the basal epidermal layer, combating HPV infections where they would otherwise cause abnormal cellular proliferation.

Human leukocyte-derived interferon alpha-2b is a well-established recombinantly produced drug therapy with potent antiviral effects that is available today in injectable preparations only. Helix’s Topical Interferon Alpha-2b is intended to offer a superior cream dosage form of interferon alpha-2b for dermatological applications.

In December 2000, the Company signed an agreement with Schering Corporation (“Schering”), granting it the option to obtain an exclusive worldwide license to use the Company’s Biphasix™ technology in pharmaceutical products containing interferon-alpha. Schering’s option may be exercised at any time up to 60 days following the successful completion of Phase III clinical trials. Included in the option agreement are terms for the grant of a license to Schering for the life of the associated patents, which provides for milestone payments and royalties on Topical Interferon Alpha-2b product sales. As part of the agreement, Schering agreed to supply to the Company, at no charge, a quantity of interferon alpha-2b for use in the Company’s Topical Interferon Alpha-2b approved development program. The Company may require additional interferon alpha-2b beyond this quantity, which will require Schering’s written approval. In 2009, Schering became a subsidiary of Merck & Co. Inc., following Merck’s merger with former parent company Schering-Plough Corporation. A more detailed description of this agreement can be found in the Company’s fiscal 2010 Form 20-F.

Topical Interferon Alpha-2b (low-grade cervical lesion therapeutic indication, formerly referred to as “LSIL” or low-grade cervical dysplasia)
Helix achieved positive results in 2007 from a Phase II clinical study of Topical Interferon Alpha-2b in women with potentially precancerous low-grade squamous intraepithelial lesions (“LSIL”). Summary results of this study, some of which have been updated, are reported in Helix’s fiscal 2010 Form 20-F. Following this study, Helix conducted a Phase II pharmacokinetic study in 14 women with low-grade CIN 1 or CIN 2 cervical lesions on colposcopic directed biopsy. On October 21, 2010, Helix announced positive efficacy and safety findings from the study. Using colposcopic directed biopsy to determine the treatment’s effectiveness, 71.4% of the women in the study no longer had potentially pre-cancerous, low-grade lesions known as cervical intraepithelial neoplasia grade 1 or 2 (CIN 1 or CIN 2) following treatment. Colposcopic directed biopsy is generally considered the leading method for diagnosing potential cervical precancer today. In addition, Topical Interferon Alpha-2b demonstrated an excellent safety profile, with no significant local intolerance findings and no serious adverse events.

Having successfully completed the pharmacokinetic study, Helix plans to progress to randomized, placebo-controlled double-blind trials to evaluate the product in an expanded patient population in patients with low-grade cervical lesions (CIN 1 or CIN2). Helix wishes to perform two parallel pivotal efficacy trials, one in the U.S. as a Phase II/III trial and another one in Europe as a confirmatory Phase III trial, requiring approximately 500 patients per trial over an estimated two-year duration for each trial, in order to support marketing authorizations. On October 19, 2010, Helix announced it had filed its IND with the FDA for the planned U.S. Phase II/III trial and provided further particulars of its proposed trial design in such announcement. On November 19, 2010, Helix provided a status update on this IND application, indicating that it had been placed on “clinical hold” by the FDA pending submission of satisfactory additional product analytical information by Helix. The Company is currently in the process of defining a work plan to address the FDA’s requirements as quickly as possible. One of the requirements is to extend the duration of product stability data, which the Company estimated will take a minimum of three months as of November 19, 2010 to generate. The Company has not yet determined the estimated timing of filing its full response to the FDA thereafter. In the meantime, Helix is continuing its activities toward filing its European Phase III trial CTA. Helix plans that the results of its U.S. Phase II/III trial and the results of its European Phase III trial, if successful, will be submitted together in order to seek U.S. and European marketing authorizations for the product for this indication. Helix intends to conduct the European trial at centers in Germany and Austria, and has completed a scientific advice meeting with the German regulatory authority, at which Helix obtained guidance concerning the Phase III CTA preparation and submission requirements for Topical Interferon Alpha-2b.

In addition to needing regulatory approvals and sufficient financing to conduct the proposed U.S. and European trials, the Company also requires strategic partner support prior to proceeding with the trials. If the Company receives regulatory approval for either its proposed U.S. Phase II/III trial or its proposed European Phase III trial, the Company will not be able to go ahead with the trials without sufficient funding beyond the Company’s current capital resources and strategic partner support. Regulatory approval, raising of sufficient capital or securing suitable strategic partner support are not assured. Obtaining strategic partner support may also involve revising our agreement with Schering, which will require their consent. Helix is postponing hiring the necessary contract research organizations and study support resources to execute the proposed U.S. Phase II/III and European Phase III trials until after the necessary regulatory approvals, financing and strategic partner support are obtained. Accordingly, the Company does not currently have an estimated timeline for commencement or completion of these trials.

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Topical Interferon Alpha-2b (ano-genital warts (“AGW”)
Helix has also investigated the use of Topical Interferon Alpha-2b for the treatment of patients with ano-gential warts. The Company has completed a Phase II clinical trial for this indication, at multiple centers in Sweden and Germany. Topical Interferon Alpha-2b showed no statistically significant treatment effects between the treatment and the placebo groups. Topical Interferon Alpha-2b was, however, very well tolerated. Local skin reactions (e.g., itching, burning or pain) in both groups were mostly absent or mild, and there were no treatment-related serious adverse events, which was consistent with previous clinical findings with Topical Interferon Alpha-2b. The Company is considering the results of this trial in detail to determine its next steps forward for this indication, if applicable.

Topical Interferon Alpha-2b (other indications)
In addition to the use of Topical Interferon Alpha-2b as a treatment for HPV-induced cervical lesions, we believe that there is potential to develop the product for additional indications. However, the Company is not allocating resources to evaluating other potential clinical indications at this time.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the accounting policies outlined in the Company’s consolidated financial statements for the year ended July 31, 2010. The unaudited interim consolidated financial statements and related notes should be read in conjunction with the Company’s consolidated financial statements for the year ended July 31, 2010. When necessary, the unaudited interim consolidated financial statements include amounts based on informed estimates and the best judgments of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

Use of estimates and assumptions
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. Significant areas requiring the use of estimates include research and development tax credits associated with research and development expenditures, the determination of fair value of stock options granted for estimating stock-based compensation, the allocation of proceeds to share purchase warrants, as well as in determining the allowance for doubtful accounts, provisions for obsolete inventory, estimates related to the determination of useful lives and assessment of impairment of long-lived assets such as capital assets, the determination of valuation allowance of future tax assets and certain accrued liabilities. In determining these estimates, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. These assumptions are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events. Actual results could differ from these estimates.

Stock-Based Compensation
The Company accounts for stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees in accordance with the recommendations of The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments” (“Section 3870”). Section 3870 established standards for recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to employees and non-employees and to employee awards that are direct awards of stock, which call for settlement in cash or other assets, or are appreciation rights that call for settlement by the issuance of equity instruments. The fair value of stock options is measured at the grant date using the Black-Scholes option pricing model and the compensation cost is amortized over the options’ vesting period for employee awards and the service period for non-employee awards. Forfeitures are accounted for as they occur.

Impairment of Long-Lived Assets
The Company’s long-lived assets include capital assets and intangible assets with finite lives. The Company uses the two-step process to determine whether there is impairment of long-lived assets held for use. The first step determines whether there is an impairment while the second measures the amount of the impairment. An impairment loss is identified when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. The Company reviews long-lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company recorded an impairment charge during the year ended July 31, 2010 of $nil (2009 – $98,000; 2008 – $nil). The impairment charge in fiscal 2009 relates to intellectual property.

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Income Taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. Given the Company’s history of net losses and expected future losses, the Company is of the opinion that it is more likely than not that these tax assets will not be realized in the foreseeable future and therefore, a full valuation allowance has been recorded against these income tax assets. As a result, no future income tax assets or liabilities are recorded on the Company’s balance sheets.

RESULTS FROM OPERATIONS
Three month period ended October 31, 2010 compared to the same period in the previous year

Loss for the period
During the first quarter of fiscal 2011, the Company recorded a loss of $3,563,000 or $0.06 per common share, resulting in an increased loss of $90,000 when compared to the first quarter of fiscal 2010. The Company recorded a loss of $3,473,000 or $0.06 per common share in the first quarter of fiscal 2010.

Revenues
Revenues in the first quarter of fiscal 2011 totaled $1,205,000 (2010 – $1,020,000) resulting in an increase of $185,000 or 18.1% when compared to the first quarter of fiscal 2010.

Product revenues totaled $1,105,000 in the first quarter of fiscal 2011. When compared to the first quarter of fiscal 2010, product revenues increased by $202,000 or 22.4%. Except for Normacol®, product revenues were higher across all products, with the majority of the increase reflected primarily in the increased volume of combined product sales of Orthovisc® and Monovisc™. The Company commenced distribution of Monovisc™ in Canada in the first quarter of fiscal 2010.

License fees and royalties totaled $100,000 in the first quarter of fiscal 2011. When compared to the first quarter of fiscal 2010, license fees and royalties were lower by $17,000 or 14.5%. License fees and royalty revenues are comprised solely of royalties related to sales of Klean-Prep® outside of Canada. As a result of the agreement with Helsinn, referred to below, Helix will no longer earn royalty revenue associated with Klean-Prep®, going forward.

Cost of sales
Cost of sales totaled $414,000 in the first quarter of fiscal 2011 (2010 - $418,000). As a percentage of product revenues, cost of sales in the first quarter of fiscal 2011 and the first quarter of 2010 were 37.5% and 46.3%, respectively.

Research & development
Research and development costs in the first quarter of fiscal 2011 totaled $2,401,000 (2010 – $2,925,000) for a decrease of $524,000.

Topical Interferon Alpha-2b research and development costs in the first quarter of fiscal 2011 totaled $1,054,000 (2010 – $1,550,000) for a decrease of $496,000. Lower research and development expenditures are associated with both of the Company’s Topical Interferon Alpha-2b clinical programs having been completed. The lower clinical research expenditures were offset by higher consulting services and scale-up contract manufacturing initiatives in preparation of the U.S. Phase II/III IND filed during the first quarter of fiscal 2010 and the planned European Phase III CTA filing for the low-grade cervical lesions indication.

L-DOS47 research and development costs in the first quarter of fiscal 2011 totaled $1,347,000 (2010 – $1,375,000) for a decrease of $28,000. L-DOS47 research and development expenditures since the first quarter of fiscal 2010 primarily relate to ongoing collaborative scientific research expenditures and clinical research expenditures in anticipation of U.S. Phase I IND and Polish Phase I/II CTA filings.

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Operating, general & administration
Operating, general and administration expenses in the first quarter of fiscal 2011 totaled $976,000 (2010 – $677,000) for an increase of $299,000. The increase in operating, general and administration expenditures is the result of higher legal and audit fees in the first quarter of fiscal 2011 associated with the filing of a preliminary base shelf prospectus with the Ontario Securities Commission and related registration statement with the US Securities and Exchange Commission and the Company’s listing on the NYSE Amex, in addition to wage increases and higher costs associated with increased investor relations initiatives.

Sales and marketing
Sales and marketing expense in the first quarter of fiscal 2011 totaled $258,000 (2010 – $261,000) for a decrease of $3,000. The Company incurred higher sales commissions and sales agent expenses as a result of increased sales in the first quarter of fiscal 2011 compared to the first quarter of fiscal 2010, which were partially offset by lower marketing and promotion activities associated with the Canadian product launch of Monovisc™ in the first quarter of fiscal 2010.

Stock-based compensation
Stock-based compensation expense in the first quarter of fiscal 2011 totaled $694,000 (2010 – $160,000). The stock-based compensation expense in the first quarter of fiscal 2011 relates to the ongoing amortization of compensation costs of stock options granted on August 17, 2010, December 14, 2009 and December 17, 2008, over their vesting period.

Interest income
Interest income in the first quarter of fiscal 2011 totaled $50,000 (2010 – $14,000). The increase in interest income in fiscal 2011 reflects higher interest rates earned on deposits.

Foreign exchange gain/loss
Foreign exchange gains in the first quarter of fiscal 2011 totaled $35,000 (2010 – loss of $42,000). Foreign exchange gains are mainly the result of the foreign currency translation of the Company’s integrated foreign operation in Ireland. The net assets in Ireland consist mainly of cash and cash equivalents, denominated in Euros, which are used to fund clinical trials of Topical Interferon Alpha-2b in Europe.

Income taxes
Income tax expense in the first quarter of fiscal 2011 totaled $3,000 (2010 – $10,000). Income taxes are attributable to the Company’s operations in Ireland.

CASH FLOW

Operating activities
Cash used in operating activities totaled $3,083,000 in the first quarter of fiscal 2011 (2010 – $2,348,000), include a net loss of $3,563,000 (2010 – net loss of $3,473,000).

Significant adjustments in the first quarter of fiscal 2011 include stock-based compensation of $694,000 (2010 – $160,000), amortization of capital assets of $107,000 (2010 –$98,000), deferred lease credits of $6,000 (2010 – $8,000), foreign exchange gains of $35,000 (2010 – $42,000 loss) and changes in non-cash working capital balances related to operations of negative $280,000 (2010 – $917,000).

Financing activities
Financing activities in the first quarter of fiscal 2011 were $9,457,000 (2010 – $11,597,000). Financing activities in the first quarter of fiscal 2011 and 2010 reflect the net proceeds from private placements in each of the respective quarters.

Investing activities
Use of cash in investing activities in the first quarter of fiscal 2011 totaled $9,000 (2010 – $245,000).

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

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At October 31, 2010, the Company had cash and cash equivalents totaling $19,525,000 (July 31, 2010 – $13,125,000). The increase in cash and cash equivalents in the first quarter of fiscal 2011 is the result of a private placement completed on August 6, 2010 where the Company issued 4,530,000 units at $2.43 per unit, for net proceeds of $9,457,000. Each unit consists of one common share and one common share purchase warrant with each whole common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $3.40 until 5pm (Toronto time) on August 5, 2013. The total number of common shares issued as at October 31, 2010 was 64,505,335 (July 31, 2010 – 59,975,335).

Based on our planned expenditures and assuming no material unanticipated expenses, our forecasts indicate that our cash reserves and expected cash from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures through at least the next twelve months. These planned expenditures do not include those necessary to conduct the proposed U.S. Phase I and Polish Phase I/II clinical trials for L-DOS47 or the proposed U.S. Phase II/III and European Phase III clinical trials for Topical Interferon Alpha-2b (low-grade cervical lesions). As stated above, these trials will require substantial funding beyond the Company’s current resources.

The Company will continue to seek additional funding to carry out its business plan and to minimize risks to its operations. Equity financing has historically been Helix’s primary source of funding, however, the market for equity financings for companies such as Helix is challenging, and the global economic downturn and credit crisis have added further challenges. There can be no assurance that additional funding by way of equity financing will be available. Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing. The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products. There can be no assurance, however, that any alternative sources of funding will be available. The failure of the Company to obtain additional funding on a timely basis may result in the Company reducing, delaying or cancelling one or more of its planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business. It may also have a material adverse effect on the Company’s ability to continue as a going concern.

SUBSEQUENT EVENTS

In November, 2010, the Company filed a base shelf prospectus with the Ontario Securities Commission and related registration statement with the SEC which would allow the Company to raise up to US$75,000,000 until late December, 2012. No funds have been raised to date.

In December, 2010 the Company entered into an agreement to transfer certain international Klean-Prep® rights to Helsinn. The parties also entered into a new supply agreement where Helsinn will supply Klean-Prep® to the Company with terms extending over a ten year period, subject to certain performance conditions. Upon closing, Helsinn will pay Helix a sum of 1 million Euros in exchange for the world-wide rights, title and interest in Klean-Prep®, excluding the U.S. and Canada. Helsinn will have the right to purchase the U.S. rights to Klean-Prep for 900,000 Euros, and will initially be granted a royalty-free license to achieve U.S. commercialization of Klean-Prep®. Helsinn’s right to purchase the U.S. rights and its royalty free U.S. license to Klean-Prep® will expire if Helsinn does not achieve U.S. commercialization within two years, or if Helsinn does not pay the 900,000 Euros in accordance with a pre-determined schedule within two years after U.S. commercialization. Helix will retain the Canadian rights to Klean-Prep® and will continue to distribute the product in Canada.

The agreements with Helsinn are effective December 1, 2010 and as a result, Helix will no longer earn royalty revenue associated with Klean-Prep®, going forward.

OUTSTANDING SHARE DATA

On the date of this filing, the Company had outstanding 64,505,335 common shares; warrants to purchase up to 14,555,000 common shares; and 4,734,500 incentive stock options to purchase up to 4,734,500 common shares.

SELECTED FINANCIAL INFORMATION

Summary of Quarterly Financial Information
The following table summarizes the Company’s unaudited quarterly consolidated financial information for each of the last eight quarters, all of which cover periods of three months. This data has been derived from the unaudited consolidated financial statements, which were prepared on the same basis as the annual consolidated financial statements and, in the Company’s opinion, includes all adjustments necessary, consisting solely of normal recurring adjustments, for the fair presentation of such information.

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(thousand $, except for per share data)
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2011	2010	2010	2010	2010	2009	2009	2009

Revenue	$ 1,205	$ 1,179	$ 1,114	$ 1,121	$ 1,020	$ 935	$ 924	$ 863

Loss in the period	(3,563)	(3,121)	(4,200)	(3,675)	(3,473)	(3,395)	(4,134)	(4,252)

Cash used in operating activities	(3,083)	(3,045)	(3,702)	(3,098)	(2,348)	(4,728)	(3,555)	(3,256)

Total assets	24,368	18,114	20,343	24,118	28,282	19,319	22,938	26,324

The Company has generated revenues principally from two sources: product sales, and license fees and royalties.

Revenue over the last eight fiscal quarters has generally been increasing each quarter, except for the third quarter of fiscal 2010. Product revenue has been increasing steadily, particularly for Klean-Prep®, Monovisc™ and Orthovisc®. License fees and royalty revenues have remained relatively consistent over the last eight fiscal quarters.

Up to and including the first quarter of fiscal 2011, losses remained range bound between $3,121,000 and $4,252,000. The Company incurred various one time costs in the first three quarters of fiscal 2009 associated with the Form 20-F registration statement which was filed with the US Securities and Exchange Commission (the “SEC”). As of the second quarter of 2009 higher research and development activities also contributed to the increase in quarterly net losses. The Company also incurred various one time costs in the first quarter of fiscal 2011 associated with the filing of a preliminary base shelf prospectus with the Ontario Securities Commission and related registration statement with the SEC and the Company’s listing on the NYSE Amex.

Contractual obligations
Since the end of the Company’s 2010 fiscal year on July 31, 2010, there have been no material changes that are outside the Company’s ordinary course of business with respect to contractual obligations. For a description of the Company’s contractual obligations as at July 31, 2010, please refer to the MD&A included in the Company’s 2010 annual report, filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Off-balance sheet arrangements
The Company does not have any off-balance sheet arrangements.

Financial instruments
The carrying amounts of cash and cash equivalents approximate fair value due to their short-term maturities. Financial instruments potentially exposing the Company to concentrations of credit risk consist of accounts receivable, which are limited to a large international pharmaceutical company and Canadian pharmaceutical wholesalers and pharmacies. The Company adopts credit policies and standards to monitor the evolving health care industry. Management is of the opinion that any risk of credit loss is significantly reduced due to the financial strength of the Company’s major customers. Cash and cash equivalents and investments are invested in certain instruments of varying short-term maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the Canadian dollar. The majority of the Company’s revenues are transacted in Canadian dollars, with a portion denominated in Euros and to a lesser extent, in U.S. dollars. Purchases of inventory are primarily transacted in U.S. dollars while other expenses, consisting of the majority of salaries, operating costs and overhead are incurred primarily in Canadian dollars. Research and development expenditures are incurred in both Euros and Canadian dollars. The Company maintains net monetary asset and/or liability balances in foreign currencies and does not engage in currency hedging activities using financial instruments.

Related party transactions
Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Cawkell Brodie Glaister LLP, is legal counsel to the Company. A director of the Company is a partner of Cawkell Brodie Glaister LLP.

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A director of the Company is a director of Cangene Corporation and President and COO of Apotex Inc. In the first quarter of fiscal 2009, the Company signed a manufacturing service agreement, to fill-finish L-DOS47, with Cangene bioPharma Inc., a subsidiary of Cangene Corporation.

The Company has the following related party transactions for the three month periods ended October 31:

(thousand $)
	2010	2009

Legal fees to Cawkell Brodie Glaister LLP	30	61

Contract fill finish services with Cangene bioPharma Inc.	153	150

NEW CANADIAN ACCOUNTING STANDARDS AND PRONOUCEMENTS

The unaudited interim consolidated financial statements have been prepared using the same accounting policies and methods as were used for the audited annual consolidated financial statements for the year ended July 31, 2010 except for the following recently adopted accounting standards and pronouncements, which have been adopted effective August 1, 2010.

Recently adopted

Multiple deliverable revenue arrangements
In December 2009, the Emerging Issues Committee (“EIC”) issued a new abstract “Multiple Deliverable Revenue Arrangements” (“EIC 175”), which amended EIC-142 “Revenue Arrangements with Multiple Deliverables” (“EIC-142”). This abstract was amended to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) require, in situations where a vendor does not have vendor-specific objective evidence (“VSOE”) or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. The EIC was early adopted on August 1, 2010 on a prospective basis. The adoption of this EIC did not have a material impact on the Company’s consolidated financial statements.

Not yet adopted

International Financial Reporting Standards
In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that significantly affects financial reporting requirements for Canadian public companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. IFRS uses a conceptual framework similar to Canadian GAAP, though certain differences could have a significant impact on recognition, measurement and disclosures on the Company’s unaudited interim consolidated financial statements.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. At this date, publicly accountable entities will be required to prepare financial statements in accordance with IFRS on a retrospective basis. The Company's first annual IFRS financial statements will be for the fiscal year ending July 31, 2012 and will include the comparative period of fiscal 2011. The Company’s first interim quarterly filing under IFRS will be for the quarter ending October 31, 2011 and will include IFRS comparative figures for the quarter ending October 31, 2010 along with the opening balance sheet.

The Company prepared a transition plan from the current Canadian GAAP to IFRS which focused on three stages: a scoping and diagnostic assessment stage to identify key areas that may be impacted by the transition; an impact analysis, evaluation and design phase followed by an implementation/review phase.

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In fiscal 2010, the Company performed an impact analysis with respect to IFRS 1 “First Time Adoption of International Financial Reporting Standards” and analyzed other currently known Canadian GAAP to IFRS differences. Eight draft component evaluations have been prepared for those areas most expected to impact the Company during its conversion to IFRS, which include: IFRS – First Time Adoptions of IFRS; revenue recognition; share-based payments; functional currency; income taxes, property and equipment (including research and development costs); impairment of assets and leases.

In fiscal 2011, the Company expects to finalize the elections under IFRS 1, disclose new policy choices, conclude on financial statement presentations and disclosures, quantify the impact of any changes to the unaudited interim consolidated financial statements and assess internal controls over financial reporting, disclosure controls and procedures in preparation for the 2012 conversion.

In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. The International Accounting Standards Board will also continue to issue new accounting standards during the conversion period and as a result, the final impact of IFRS on the Company's unaudited interim consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

The Company plans to have the conversion to IFRS completed as per the required timeline.

Business combinations, non-controlling interests and unaudited interim consolidated statements|
In January 2009, the CICA issued Handbook Section 1582, Business Combinations ("Section 1582"), to replace Handbook Section 1581, Business Combinations ("Section 1581"), which aligns this section with International Financial Reporting Standard 3, Business Combinations; Handbook Section 1602, Non-controlling Interests ("Section 1602"), which is equivalent to the corresponding provisions of International Financial Reporting Standard 27, Unaudited interim consolidated and Separate Financial Statements; and Handbook Section 1601, Unaudited interim consolidated Financial Statements, which together with Section 1602 establishes standards for the preparation of unaudited interim consolidated financial statements, replacing Handbook Section 1600, Unaudited interim consolidated Financial Statements. These sections are effective for fiscal years beginning on or after January 1, 2011; however, earlier adoption is permitted if all sections are adopted together.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in our internal controls over financial reporting during the quarter ended October 31, 2010 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

RISKS AND UNCERTAINTIES

Helix is subject to risks, events and uncertainties, or “risk factors”, associated with being both a publicly traded company operating in the biopharmaceutical industry, and as an enterprise with several projects in the research and development stage. As a result of these risk factors, reported information and forward-looking statements may not necessarily be indicative of future operating results or of future financial position, and actual results may vary from the forward-looking statements or reported information. The Company cannot predict all of the risk factors, nor can it assess the impact, if any, of such risk factors on the Company’s business or the extent to which any factor, or combination of factors, may cause future results or financial position to differ materially from either those reported or those projected in any forward-looking statement. Accordingly, reported financial information and forward-looking statements should not be relied upon as a prediction of future actual results. Some of the risks and uncertainties affecting the Company, its business, operations and results which could cause actual results to differ materially from those reported or from forward-looking statements include, either wholly or in part, those described elsewhere in this MD&A, as well as the following:

The Company has a history of losses and expects to continue to incur additional losses for the foreseeable future.

Helix’s primary focus is on the research and development of pharmaceutical product candidates, which requires the expenditure of significant amounts of cash over a relatively long time period. The Company’s cash flows from its distribution and licensing activities do not, and are not expected to, provide sufficient income to fully fund the Company’s research and development expenditures. There can be no assurance that the Company will ever record any earnings.

Need for additional funding.

The Company has a history of losses, and expects to continue to incur losses for the foreseeable future. The Company’s cumulative deficit as at October 31, 2010 was $90,826,000. Helix has no sources of external liquidity, such as a bank loan or line of credit.

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While we estimate our cash reserves and expected cash from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures through at least the next twelve months, we will need future additional financing to carry out our business plan. There is also the risk that the Company may incur unanticipated expenses or unanticipated reductions in revenue, or both, which could accelerate the Company’s need for additional funding.

The market for both debt and equity financings for companies such as Helix has always been challenging, and the global economic downturn and credit crisis have added further challenges. There are no assurances that a financing, whether debt or equity, will be available on acceptable terms or at all. The failure to obtain financing on a timely basis may result in the Company’s having to reduce or delay one or more of its planned research, development and marketing programs and to reduce related overhead, any of which could impair the Company’s current and future value. It may also have a material adverse effect on the Company’s ability to continue as a going concern. Any additional equity financing, if obtained, may result in significant dilution to the existing shareholders at the time of such financing. The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products. There can be no assurance, however, that any such alternative sources of funding will be available.

The Company’s current focus is on its two drug candidates and the Company may change its focus.

Currently, the Company is focusing its efforts and resources on its two drug candidates. Commercial success of either candidate is not assured. If either drug candidate does not achieve commercial success, the Company’s business and prospects could be materially adversely affected. In addition, the Company could change its focus or pursue other development activities, the commercial success of which may also not be assured.

Competition and technological change.

The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. Helix faces competition from pharmaceutical companies, biotechnology companies and universities. This competition is intense and expected to increase.

Many competitors and potential competitors of the Company have substantially greater product development capabilities and financial, scientific, marketing and human resources than the Company. Developments by others may render the Company’s products and/or technologies non-competitive, and the Company may not be able to keep pace with technological developments or its competition.

The Company is conducting early stage research and development initiatives for products under development which may not be accepted by the market and may never generate revenue and the Company has limited sales, marketing and distribution experience.

The Company is conducting early stage research and development initiatives and is currently in the process of developing new products that will require further time consuming and costly research and development. It will be a number of years, if ever, before its products in development begin to generate revenues, if at all. There can be no assurance that either L-DOS47 or Topical Interferon Alpha-2b will ever be successfully developed or commercialized.

Even with regulatory approval, the Company may not achieve market acceptance, which depends on a number of factors, including the establishment and demonstration in the medical community of the clinical efficacy and safety of the Company’s products, and their potential advantage over alternative treatment methods. There is also the risk that the actual market size or opportunity for Helix’s drug candidates is not certain. Failure to gain market acceptance of either of the Company’s products currently under development or an incorrect estimate in the nature and size of their respective markets could have a material adverse effect on the Company.

The Company has limited sales, marketing and distribution experience, and there is no assurance that the Company will be able to establish adequate sales, marketing, and distribution capabilities or make arrangements with our collaborators, licensees, or others to perform such activities, or that such efforts will be successful.

The timing of our internal goals may not be met, and it is uncertain whether the necessary regulatory filings will be compiled or submitted for the drug candidates as planned or at all and whether Helix will be permitted to undertake the necessary clinical testing or will obtain other necessary regulatory approvals.

The Company sets internal goals for and makes public statements regarding its expected timing of meeting the objectives material to its success, including the filing of an IND and CTA for L-DOS47, the filing of a CTA and additional IND information for Topical Interferon Alpha-2b, commencement and completion of clinical trials and anticipated regulatory approvals. The actual timing of these forward-looking events can vary dramatically due to a number of factors, including, without limitation, delays in scaling-up of drug product candidates, delays or failures in clinical trials, additional data requirements from the regulators, and other risks referred to herein. The Company could continue to experience delays in completing pre-filing activities, which would delay the Company’s planned IND/CTA filings, which may not be made within the Company’s current anticipated timelines or at all.

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Once IND/CTA filings are completed and submitted, there is still uncertainty whether the Company will be permitted to undertake the proposed human testing it plans to do, and when it will be allowed to do so. While the Company has held pre-filing meetings with the FDA and the German regulatory authority to obtain guidance regarding its regulatory filings, such meetings are not binding on the regulatory authorities nor are any regulatory approvals given by one authority binding on another.

Failure to meet planned timelines could have a material adverse effect on the Company. Without limiting the generality of the foregoing, it is possible that the planned future IND or CTA filings will never be made for L-DOS47 or the planned CTA filings or additional IND information filings will never be made for Topical Interferon Alpha-2b, or the appropriate regulatory filings will never be made for any other products the Company attempts to develop. It is also possible that required regulatory approvals may be delayed or denied, including those related to undertaking clinical trials, manufacturing of drug products, and marketing. The FDA recently put the Company’s IND filing of Topical Interferon Alpha-2b on “clinical hold”, pending the submission and acceptance of further product analytical information.

Intellectual property risks, including the loss of patent protection, the potential termination of licences, the inability to protect proprietary property, and possible claims of infringement against the Company or against a third-party from whom the Company licenses intellectual property.

The Company cannot predict the enforceability of its patents or its ability to maintain trade secrets that may not be protected by patents. Patent risks include the fact that patent applications may not result in issued patents, issued patents may be circumvented, challenged, invalidated or insufficiently broad to protect our products and technologies; blocking patents by third parties could prevent us from using our patented technology; it may be difficult to enforce patent rights, particularly in countries that do not have adequate legal enforcement mechanisms; and any upcoming expiry of an issued patent, including without limitation, the expiry in 2013 of three patents issued in respect of Topical Interferon Alpha-2b, may negatively impact the further development or commercialization of the underlying technology.

To protect trade secrets the Company enters into confidentiality undertakings with parties that have access to it, such as our current and prospective distributors, collaborators, employees and consultants, but a party may breach the undertakings and disclose our confidential information or our competitors might learn of the information in some other way, which could have a material adverse effect on the Company.

Helix uses processes, technology, products, or information, the rights to certain of which are owned by others, such as a license from the NRC of the lung antibody used by the Company for L-DOS47. Termination or expiry of any licenses or rights during critical periods, and an inability to obtain them on commercially favourable terms or at all could have a material adverse effect on the Company and its drug candidates’ development.

Finally, Helix operates in an industry that experiences substantial litigation involving the manufacture, use and sale of new products that are the subject of conflicting proprietary rights. Helix or one or more of its licensors may be subject to a claim of infringement of proprietary rights by a third party. It is possible that the Company’s products and technologies do infringe the rights of third parties, and the Company or such licensor could incur significant expenses in defending allegations of infringement of proprietary rights, even if there is no infringement. Further, the Company or such licensors may be required to modify its products or obtain licenses for intellectual property rights as a result of any alleged proprietary infringement. The inability to modify products or obtain licenses on commercially reasonable terms, in a timely manner or at all, could adversely affect the Company’s business.

Research and development risks, including the need to prove Helix’s drug candidates are safe and effective in clinical trials.

The Company’s drug candidates, L-DOS47 and Topical Interferon Alpha-2b, are complex compounds and the Company faces difficult challenges in connection with the manufacture of clinical batches of L-DOS47 or Topical Interferon Alpha-2b which could further delay or otherwise negatively affect the Company’s planned IND filings and clinical trials.

There is also the risk that we could obtain negative findings or factors that may become apparent during the course of research or development. The results from preclinical studies and clinical trials may not be totally predictive of results obtained in later clinical trials. A number of companies in the biotechnology and pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials and pre-clinical studies.

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The timing and success of the Company’s clinical trials also depend on a number of factors, including, but not limited to, (i) sufficient patient enrollment, which may be affected by the incidence of the disease studied, the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the eligibility criteria for a patient to participate in the study and the rate of patient drop-out; (ii) regulatory agency policies regarding requirements for approval of a drug, including granting permission to undertake proposed human testing;, (iii) Helix’s capacity to produce sufficient quantities and qualities of clinical trial materials to meet the trial schedule; and (iv) performance by third parties, on whom the Company relies to carry out its clinical trials.

Clinical trials are complex, expensive and uncertain, and have a high risk of failure, which can occur at any stage. Data obtained from pre-clinical and clinical studies may be interpreted in different ways, or be incorrectly reported, which could delay or prevent further development of the drug candidate studied. Failure to complete clinical trials successfully and to obtain successful results on a timely basis could have a material adverse effect on the Company.

Even if Helix’s drug candidates successfully complete the clinical trials and receive the regulatory approval necessary to market the drug candidates to the public, there is also the risk of unknown side effects, which may not appear until the drug candidates are on the market and may result in delay or denial of regulatory approval or withdrawal of previous approvals, product recalls or other adverse events, which could materially adversely affect the Company.

Helix is dependent on a number of third-parties and the failure or delay in the performance of one of these third-parties’ obligations may adversely affect us.

The Company is dependent on third parties to varying degrees in virtually all aspects of its business, including without limitation, on contract research organizations, contract manufacturing organizations, clinical trial consultants, collaborative research consultants, regulatory affairs advisers and others. Critical supplies may not be available from third parties on acceptable terms, including GMP grade materials, or at all, service providers may not perform, or continue to perform, as needed, or be available to provide the required services on acceptable terms or at all. Any lack of or interruption in supplies of raw materials or services, or any change in service providers or any inability to secure new service providers, would have an adverse impact on the development and commercialization of the Company’s products. Helix has most recently relied on BioVectra for its supply of urease, a key component of L-DOS47, as well as for the manufacture of L-DOS47 in bulk for clinical testing. The previous contract with BioVectra has been completed, and while negotiations are ongoing for a new contract, if the Company and BioVectra cannot come to an agreement, Helix will have to find a new supplier of urease, as well as a new manufacturer of bulk drug product for future clinical testing programs. There can be no assurance that a new supplier or manufacturer can be contracted in a timely manner or at all, and this could negatively impact the Company’s development plans for L-DOS47.

In the case of Topical Interferon Alpha-2b, the Company is currently dependent on Schering for its supply of interferon alpha-2b. Helix may require a further supply of interferon alpha-2b, beyond the amount originally agreed, to complete Topical Interferon Alpha-2b’s development program, and will require such further supply to commercialize it, should Schering not exercise its license option. There can be no assurance that Schering will supply the Company with any such additional interferon alpha-2b on acceptable terms or at all, or that the Company would be able to secure alternative supplies in a timely manner, on acceptable terms or at all. Even if alternative supplies can be arranged, there may be challenges from a regulatory perspective demonstrating adequately to the authorities that a new supplier’s raw material is considered interchangeable with Schering’s interferon alpha-2b. Helix is reliant on Schering for interferon alpha-2b, and if Schering does not continue its supply, the Company’s completion of development or commercialization of Topical Interferon Alpha-2b could be adversely affected.

In addition, because of the Company’s lack of financing, expertise, infrastructure and other resources to singularly support a new drug product from clinical development to marketing, Helix also requires strategic partner support to develop and commercialize its drug candidates. In the case of Topical Interferon Alpha-2b in order to be able to conduct its planned U.S. Phase II/III and European Phase III clinical trials, Helix has determined that it will need strategic partner support, which is not assured. This may include revising our agreement with Schering, requiring its consent. The Company will need to secure new strategic relationships, which is not assured, to commercialize L-DOS47 and any other drug candidates which may arise out of DOS47. There can be no assurance that such strategic partner support will be obtained upon acceptable terms or at all.

With respect to L-DOS47, the Company is currently dependent on, in addition to third-party suppliers, manufacturers and consultants, the NRC and its license to the Company of a lung cancer antibody in order to develop and commercialize L-DOS47. Early termination of the license would have a material adverse effect on the further development of L-DOS47 and may require the cessation of such development, which would have a material adverse effect on the Company.

All of the Company’s licensing and royalty revenues have recently been dependent on royalties collected from a single licensee, Helsinn, from the sale of Klean-Prep® in countries other than Canada. As stated above, the Company has entered into an agreement to transfer certain world-wide Klean-Prep® rights to Helsinn. There can be no assurance that the transfer of the world-wide rights, except the U.S. and Canada, or the future transfer of the U.S. rights, to Klean-Prep® will occur in a timely manner or at all. The Company is also dependent on Helsinn for its supply of Klean-Prep® for the Company’s distribution in Canada. The parties have recently entered into a new supply agreement, however there can be no assurance that the agreement will be performed or will not terminate early, in which event the Company would need to seek an alternative supply arrangement, which may not be available on acceptable terms or at all, and which may have a negative impact on the Company’s revenue.

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A substantial portion of the Company’s product distribution revenues is dependent on sales of product purchased from a single supplier. The termination of the supply arrangement, or non-performance by the other party thereto, would negatively impact the Company’s revenues. The Company’s exclusive distribution agreement with Anika Therapeutics for the distribution of Orthovisc® and Monovisc™ in Canada expires March 31, 2011. While the Company expects to renegotiate a new agreement, failure to do so could have a material adverse effect on the Company’s product revenue.

We rely heavily on contract manufacturers for the production of product required for our clinical studies, product formulation work, scaling-up experiments and commercial production. We may not be able to obtain new, or keep our current, contract manufacturers to provide these services. Even if we do, contract manufacturers may not be reliable in meeting our requirements for cost, quality, quantity or schedule, or the requirements of any regulatory agencies. We may not be able to manufacture products in quantities or qualities that would enable us to meet our business objectives, and failure to do so would materially adversely affect our business.

If we can successfully develop markets for our products, we would have to arrange for their scaled-up manufacture. There can be no assurance that we will, on a timely basis, be able to make the transition from manufacturing clinical trial quantities to commercial production quantities successfully or be able to arrange for scaled-up commercial contract manufacturing. Any potential difficulties experienced by us in manufacturing scale-up, including recalls or safety alerts, could have a material adverse effect on our business, financial condition, and results of operations.

The marketability of the Company’s products may be affected by delays and the inability to obtain necessary approvals, and following any market approval, the Company’s products will be subject to ongoing regulatory review and requirements which may continue to affect their marketability, including but not limited to regulatory review of drug pricing, healthcare reforms or the payment and reimbursement policies for drugs by the various insurers and other payors in the industry.

The research, development, manufacture and marketing of pharmaceutical products are subject to regulation by the U.S. FDA, and comparable regulatory authorities in other countries. These agencies and others regulate the testing, manufacture, safety and promotion of the Company’s products. We must receive applicable regulatory approval of a product candidate before it can be commercialized in any particular jurisdiction. Approval by a regulatory authority of one country does not ensure the approval by regulatory authorities of other countries. Changes in regulatory approval policies or regulations during the development period may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application, or may decide that our data are insufficient for approval, or require additional preclinical, clinical or other studies and place our IND submissions on hold for an indeterminate amount of time. This has already been demonstrated in the case of our Topical Interferon Alpha-2b IND submission to the FDA, which is currently on “clinical hold” pending submission and acceptance of additional product analytical information. The development and regulatory approval process in each jurisdiction takes many years, requires the expenditure of substantial resources, is uncertain and subject to delays, and can adversely affect the successful development and commercialization of our drug candidates.

Even if we obtain marketing approval in a particular jurisdiction, there may be limits on the approval and our products will be subject to ongoing regulatory review and regulatory requirements in that jurisdiction. Pharmaceutical companies are subject to various government regulations, including without limitation, requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future regulations.

The availability of reimbursement by governmental and other third-party payors, such as private insurance plans, will affect the market for any pharmaceutical product, and such payors tend to continually attempt to contain or reduce the costs of healthcare. Significant uncertainty exists with respect to the reimbursement status of newly approved healthcare products.

The Company operates in an industry that is more susceptible to legal proceedings, and in particular, liability claims.

The Company operates in a field whose firms are more susceptible to legal proceedings than firms in other industries, due to the uncertainty involved in the development of pharmaceuticals. Defense and prosecution of legal claims can be expensive and time consuming, and may adversely affect the Corporation regardless of the outcome due to the diversion of financial, management and other resources away from the Corporation’s primary operations. Negative judgments against the Company, even if the Company is planning to appeal such a decision, or even a settlement in a case, could negatively affect the cash reserves of the Company, and could have a material negative effect on the development of its drug products.

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The Company may be exposed, in particular, to liability claims which are uninsured or not sufficiently insured, and any claims may adversely affect the Company’s ability to obtain insurance in the future or result in negative publicity regarding the efficacy of its products.

The sale of products in our distribution operations, the use of any of our unapproved products under development, the use of our products in clinical trials, and, if regulatory approval is received, the sale of such products, may expose us to liability claims which could materially adversely affect our business. We may not be able to maintain or obtain commercially reasonable product liability insurance for future products, and any claims under any insurance policies may adversely affect our ability to maintain existing policies or to obtain new insurance on existing or future products. Even with adequate insurance coverage, publicity associated with any such claim could adversely affect public opinion regarding the safety or efficacy of our products. As a result, any product liability claim or recall could materially adversely affect our business.

The Company is dependent upon key personnel.

The Company’s ability to continue its development of potential products depends on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. In addition, the Company does not carry key-man insurance on any individuals. If the Company loses and is unable to replace key personnel, its business could be negatively affected.

Indemnification obligations to our directors and senior management may adversely affect our finances.

We have entered into agreements pursuant to which we will indemnify our directors and senior management in respect of certain claims made against them while acting in their capacity as such. If we are called upon to perform our indemnity obligations, our finances will be adversely affected.

The Company’s finances may fluctuate based on foreign currency exchange rates.

The Company operates internationally and is exposed to foreign exchange risks from various currencies, primarily the Euro and U.S. dollar.

Dilution through exercise of stock options, warrants and future equity financings

To attract and retain key personnel, the Company has granted to its key employees, directors and consultants options to purchase common shares as non-cash incentives. In addition, the Company has a significant number of warrants to purchase common shares outstanding. Exercise of a significant number of such options and warrants may result in significant dilution of other stockholders of the Company.

As noted above, the Company needs additional funding and has historically turned to the equity markets to raise this funding. The future sale of equity and warrants may also result in significant dilution to the stockholders of the Company.

The Company’s business involves environmental risks that could result in accidental contamination, injury, and significant capital expenditures in order to comply with environmental laws and regulations.

The Company and its commercial collaborators are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of materials and certain waste products. Although the Company believes that its safety procedures comply with the regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. The Company is not specifically insured with respect to this liability. The Company (or its collaborators) may be required to incur significant costs to comply with environmental laws and regulations in the future; and the operations, business or assets of the Company may be materially adversely affected by current or future environmental laws or regulations.

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Risk Factors in other public filings

These and other risks and uncertainties are more fully described under Item 3.D. – “Risk Factors” in the Company’s latest Form 20-F Annual Report, which are incorporated herein by reference, or identified in the Company’s other public filings with the Canadian Securities Administrators at www.sedar.com or with the SEC at www.sec.gov.

Dated December 9, 2010

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